UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.

(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MYT Netherlands Parent B.V. posted draft minutes of the annual general meeting of shareholders of MYT Netherlands Parent B.V. which was held at the offices of the Company, Einsteinring 9 in Aschheim Germany, on Wednesday, November 8, 2023 at 18.00 CET, to its website at https://investors.mytheresa.com.

Exhibit No.	Description

99.1	Draft minutes of the Annual General Meeting-8-November-2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr.Martin Beer
Title:	Chief Financial Officer

Date: April 2, 2024